

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Todd D. Fanning
Executive Vice President and Chief Financial Officer
Princeton National Bancorp, Inc.
606 S. Main Street
Princeton, IL 61356

> **Re:**   **Princeton National Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed July 29, 2010**
> **File No. 000-20050**

Dear Mr. Fanning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   The signatures to your filing are not dated. Please amend your filing.

Item 1. Business, page 2

2.   We note your disclosure on page 10 that Citizens First National Bank has entered into a written agreement with the OCC. Please provide a more detailed description of the agreement, including an update on the status of your compliance with it. Specifically address the steps you have taken to comply with the agreement and the impact on your

financial statements both from the agreement and the actions taken or to be taken. Also, please file the agreement as an exhibit to your amended Form 10-K.

Supervision and Regulation, page 5

3.   You may not qualify this section by reference to statutes and regulations. Please confirm that this section discusses the material elements of the regulatory framework applicable to you and confirm that you will not attempt to qualify this section by reference in future filings.

Employees, page 10

4.   We note that you have entered into employment agreements with certain executive officers (See Exhibits 10.1 and 10.2). Yet, in this section you say that you have no employees. Please eliminate this apparent inconsistency.

Risk factors, page 11

5.   Please consider the need to add risk factors in future filings for the following:

•   Describe the risks presented by the written agreement entered into on March 15, 2010 with the OCC, the actions taken to mitigate the risks and the impact on the financial statements both from the agreement and the actions taken or to be taken.

•   Quantify the non-accrual loans and OREO at the period end and compare to the previous quarter and the comparative period from the prior year and present the ratio of the allowance to non-accrual loans on the same basis.

•   Quantify the dollar amount of loans that are not accounted for as TDRs but have had their terms extended and compare to the previous quarter and the comparative period in the prior year.

Available Information, page 11

6.   In future filings, provide the internet address of Princeton National Bancorp, Inc. rather than the internet address of Citizens First National Bank.

Item 9A(T). Controls and Procedures

7.   Please disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarters ended December 31, 2009 and June 30, 2010 that has materially affected, or is reasonably likely

to materially affect, your internal control over financial reporting. Confirm that you will include this information in future filings.

Item 10. Directors, Executive Officers and Corporate Governance

Definitive Proxy Statement on Schedule 14A

Audit Committee Financial Expert, page 22

8.   Please explain why you do not have an audit committee financial expert.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

9.   It appears that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

10.   It appears that your compensation committee utilizes peer group benchmarking to assist it in making certain decisions regarding compensation (Crowe Horwath 3rd quartile). Please identify the members of your peer group.

11.   Please disclose the performance targets that were established with respect to potential incentive awards for your named executive officers for the 2009 fiscal year.

Exhibit 13

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 14

12.   You disclose on page 14 that you operate in a single segment engaging in general retail and commercial banking. Your disclosures on page four of the Form 10-K suggest that management may regularly review the discrete financial information and operating performance data for your Fiduciary and Investment Services departments. Please tell us how you determined whether either of these departments (individually or in the aggregate) represents a separate operating segment as defined in ASC 280-10-50-1. If not, please tell us in detail why not. If you believe that both departments represent operating segments and you meet the criteria discussed in ASC 280-10-50-11 for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion.

Note 5 – Loans, page 19

13.	We note your disclosure that you had specific valuation allowances of $2.9 million on $42 million of impaired loans as of December 31, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

- The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

14.	We note your disclosure on page 20 that states that your impaired loans primarily consist of commercial real estate, commercial real estate development and residential real estate development. Please revise your future filings to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves. Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.

15. We note that you had approximately $13.8 million of restructured loans as of December 31, 2009 of which $8.8 million were impaired. Please revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs):

- Clearly and comprehensively discuss your nonaccrual policies for restructured loans.

- Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

- For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

- For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

- Specifically disclose your policy concerning how many payments the borrower needs to make before returning a loan to accrual status.

16. As a related matter and taking into consideration our previous comment, please provide us with a detailed understanding of your accounting for the two commercial real estate projects that are not fully leased and are considered to be TDRs as of December 31, 2009 as disclosed on page 41. In this regard, please fully explain how you have accounted for these loans, including but not limited to, when you determined they were TDRs, any related charge-offs recorded, and the subsequent performance of these loans and as of December 31, 2009 and June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Allowance for Possible Loan Losses, page 42

17. We note your disclosure here and at various other sections of the filing that discusses analyses you performed related to the allowance for loan losses in terms of determining the amount of "possible loan loss." This appears inconsistent with your policy disclosed

on page 14 that "the allowance for loan losses is…available to absorb probable losses on loans." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 14 and referred to above.

18.   Please revise your roll forward of the allowance for possible loan losses in future filings to disaggregate the information currently included in your commercial line item. Since your commercial loan portfolio presumably includes real estate - construction, real estate - commercial, and commercial loans which collectively represent the majority of both your loan portfolio and net charge-offs, further disclosures would be meaningful to a reader of your financial statements. Please also provide us with this revised disclosure as of December 31, 2009 and June 30, 2010.

<u>Exhibit 99.1 – Report of Management on Internal Control over Financial Reporting</u>

19.   We note the Company's disclosure that it did not maintain effective internal control over financial reporting as of December 31, 2009 due to a material weakness in the internal controls over financial reporting for the allowance for loan losses. Please tell us and revise your future filings to more fully explain this material weakness to:

- Describe the exact nature of the material weakness and how it was identified;

- Explain how you were able to overcome this material weakness to ensure that your financial statements were presented in accordance with U.S. GAAP as of December 31, 2009;

- Describe how you determined the extent to which this material weakness affected your interim and annual reporting periods prior to December 31, 2009;

- Disclose any material changes to internal control over financial reporting during the fourth quarter of 2009, as required by Item 308T(c) of Regulation S-K; and

- Continue to disclose this material weakness in your interim and annual filings until it has been remediated. When applicable, please disclose how the material weakness was remediated, including any material changes made to your internal control over financial reporting.

Todd D. Fanning
Princeton National Bancorp, Inc.
September 1, 2010
Page 7

Form 10-Q for the Quarterly Period Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 21

20.   We note that although you have quantified several different factors that contributed to the overall changes in non-interest expense and non-interest income over the periods presented, your disclosures do not explain the underlying reasons for these fluctuations. Please revise your future filings to provide additional discussion throughout your MD&A to enable readers to understand the reasons for the significant majority of the changes in your results of operations. For example, your MD&A should explain why mortgage banking income decreased $528,000 during the second quarter of 2010.

Asset Quality, page 24

21.   You disclose on page 20 of your 2009 annual report (filed as exhibit 13 to your 2009 Form 10-K) that you had $42 million of impaired loans as of December 31, 2009. However, on page 24 of your June 30, 2010 Form 10-Q, you indicate that impaired loans at December 31, 2009 were $12.2 million. Please revise your future filings to reconcile this apparent inconsistency.

22.   As a related matter, please revise your interim future filings beginning with your September 30, 2010 Form 10-Q to include the disclosures required by ASC 310-10-50-15(a) in addition to the allocation for allowance for loan losses. Please also provide us with these disclosures as of June 30, 2010.

23.   We also note disclosure that your allowance for loan losses as a percentage of your nonperforming loans was 24.16% and 20.60% as of June 30, 2010 and December 31, 2009, respectively. We also note that your non-performing loans continue to increase and totaled $60.4 million, or 8.91% of net loans as of June 30, 2010. Given the continued deterioration in your asset quality, please tell us and revise your future filings to comprehensively bridge the gap to explain how despite such a low ratio, you determined your allowance for loan losses as of June 30, 2010 and December 31, 2009.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge at (202) 551-3424 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney